Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

Q4 2021 Earnings Call

Company Participants

•	Marc Rossiter, President and Chief Executive Officer

•	Sanjay Bishnoi, Senior Vice President & Chief Financial Officer

•	Stefan Ali, Vice President, Strategy & Investor Relations

Other Participants

•	Aaron MacNeil, Analyst

•	Cole Pereira, Analyst

•	Michael Robertson, Analyst

•	Tim Monachello, Analyst

Presentation

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Enerflex Fourth Quarter and Year-end 2021 Results Conference Call. At this time, all participants are in a listen-only mode. After the speakers’ presentation, there will be a question-and-answer session. (Operator Instructions)

I would now like to turn the call over to your host, Stefan Ali, Vice President, Investor Relations and Strategy, you may begin.

Stefan Ali {BIO 20351402 <GO>}

Thank you, operator, and good morning everyone. Here with me are Marc Rossiter, Enerflex’s President and Chief Executive Officer; Sanjay Bishnoi, Enerflex’s Senior Vice President and Chief Financial Officer; and Ben Park, Enerflex’s Vice President, Corporate Controller. During this call, we’ll be providing our financial results for the three months ended December 31, 2021, a brief commentary on the performance of our three business segments, and a summary of our financial position.

Today’s discussion will include forward-looking statements regarding Enerflex’s expectations for future performance and business prospects. Forward-looking information involves risks and uncertainties and the stated expectations could differ materially from actual results or performance. For more information, please see the advisory comments within our news release, MD&A, and other regulatory filings. Approximately one hour following the completion of this call, a recording will be available on our website under the Investors section.

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

During this call, unless otherwise stated, we’ll be referring to the three months ended December 31, 2021 compared to the same period of 2020. We’ll proceed on the basis that you have all taken the opportunity to read yesterday’s press release.

I’ll now turn the call over to Marc.

Marc Rossiter {BIO 18706427 <GO>}

Thanks, Stefan, and good morning everyone. To call 2021 a transition year would be an understatement. We entered the year with a very low backlog, no vaccinations, and a pervasive global uncertainty in the energy markets. The event [ph] vaccines has since led to a broad reopening of economies and a robust demand recovery for oil, natural gas, and natural gas liquids. Although our customers are continuing to exercise disciplined capital spending, good projects with strong long-term returns tend to get funded and supportive fundamentals have led to demand for everything from gas compression to gas processing to electric power solutions.

Enerflex’s fourth quarter results benefited from this momentum delivering our highest quarterly revenue since the beginning of the pandemic. We continue to see healthy demand across each of our global regions as evidenced by the strong Engineered Systems bookings of over CAD320 million. The recovery has been broad-based with meaningful upticks coming from each of Canada, the USA, and our rest of the world segments. We’ve been especially pleased with the increased bidding activity in Latin America, which was hard hit by COVID-19 and was expected to take much longer to recover.

During the quarter, we commissioned a system to reduce flare gas and CO2 emissions in Colombia. Our teams did a good job of gaining margin traction for new bookings, though the overall market remains very competitive. In addition, we continue to navigate supply chain constraints that began to emerge in mid-2021. While these challenges have been manageable, we expect that our teams will be dealing with inflationary pressures on materials, freight costs, and delivery delays throughout 2022.

Our energy transition team, formed in early 2021 and led by Patricia Martinez, continued to progress opportunities to meaningfully decarbonize the energy sector. Our deep expertise and modularized process solutions critical to the energy transition is the primary reason for our successful partnering with customers in this space. In addition to participating in several studies, we have executed multiple MLUs, project development term sheets and engineering projects for strong counterparties who are seeking lower-carbon solutions by a CCUS renewable natural gas, hydrogen, and electrification. Broad momentum within the energy transition space will require a governmental policy that supports meaningful infrastructure spending on low carbon solutions. But nonetheless, certain customers are already exploring these opportunities and committing to either pilot projects or in some circumstances permanent facilities.

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

For instance, in 2021, we were awarded the design, engineering, and fabrication of a hydrogen compression solution green ammonia plant, which when commissioned in 2023 will be the largest of its kind in North America. We also electrified 10s of thousands of horsepower in the compression space. And can —continue to see strong demand for electrified solutions.

More recently, we’ve entered into an arrangement with a major Canadian producer for a post-combustion CCUS pilot project, which has — which has the potential to take the project site to net zero. While the energy transition landscape is still in its infancy, the early success of our team should help to solidify Enerflex’s position as a key partner for any customer who is seeking to decarbonize operations.

Our aftermarket services business performed as expected, gradually recovering from the industry downturn, despite the operational and travel restrictions caused by the pandemic. In 2022, we expect that our teams will have to navigate regional specific inflationary wage pressure and the same supply chain constraints as Engineered Systems, particularly regarding to the price and availability of OEM parts. Our Energy Infrastructure platform, formerly known as Rentals, demonstrated its resilience throughout 2021.

Fourth quarter results benefited from improved revenues and high utilizations from our US contract compression fleet of approximately 400,000 horsepower that maintain an average utilization of 89%. Our fleet’s performance was enhanced throughout the year from operational efficiencies captured through Instrumentation and Telemetry upgrades, which are maximizing uptime and value for our customers.

In our rest of world segment, we secured a 10-year extension on a BOOM asset that has been operating since 2016. Renewals are particularly attractive to Enerflex and our [ph] shareholders as the extended revenues come with little or no new capital expenditure. Future quarters will also benefit from another large asset that we were awarded in early 2021 that commenced operations in early January 2022. Collectively, these assets reinforce our strategic goal of generating the long-term stable cash flows. Overall, I’m very proud of our team’s efforts and success throughout the year to keep our assets performing and our customers happy.

Lastly, subsequent to the quarter, we announced our intention to close on an all share acquisition of long time industry participant Exterran. Since our announcement, we have progressed matters pertaining to regulatory, capital structure, and integration planning. Upon closing, this transaction will immediately create a true energy infrastructure company and Enerflex remains focused on delivering on the strategic rationale of the acquisition, including increasing recurring pro forma gross margin to approximately 70% of total, striving for a sustainable cost structure through synergy realization, and providing better capabilities to our global client base.

I’d like to thank all of our employees, customers, and suppliers for helping us execute on our strategy in 2021 and I look forward to the year ahead. I will now turn the call over to Sanjay Bishnoi to review our financial results.

Sanjay Bishnoi {BIO 21208811 <GO>}

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

Thanks, Mark. Quarter-over-quarter, Enerflex saw an improvement in both revenue and operating margin driven mainly by higher Engineered Systems revenue, improved gross margins on certain Engineered Systems projects, and lower SG&A. Compared to the prior year, operating income was lower due to competitive margin pressures on Engineered Systems projects that we discussed in our third quarter earnings call. The recognition of large finance leases at the end of 2020 and lower government grants received. Offsetting these decreases were improvements in Engineered Systems revenues on stronger opening backlog, reduced SG&A, and the recognition of finance lease for the 10-year BOOM extension that Marc discussed. From an accounting perspective, this finance lease results in some one-time revenue recognition and recurring revenue that will be recognized over the next 10 years.

SG&A costs of CAD40 million decreased from the same period last year as a result of lower share-based compensation and decreased profit share expense. During the quarter, as a non-cash item, the company derecognized CAD45 million in deferred tax assets related to unused tax losses and other deductible temporary differences in Canada.

Generally, deferred tax assets are recognized for all unused tax losses, carryforward tax credits, or other deductible temporary differences, if it is probable that they can be utilized against taxable profit. Management regularly assesses the unrecognized deferred tax assets to determine what portion can be recognized in response to changing economic conditions or recent events.

During the quarter, it was determined as unlikely that sufficient taxable income will be available in the Canadian region to offset these unused tax losses prior to expiry. It should be noted, that a portion of our corporate overhead costs that cannot be passed down to the countries in which we operate as well as our interest and debt-related expenses all reside in Canada and offset income generated by our Canadian business and contribute to our outlook on recovering these Canadian tax losses. Enerflex continues to manage working capital including (inaudible) inventory into projects, the balance of which has decreased by approximately CAD40 million versus the comparative period.

From a capital allocation perspective, we directed CAD17 million towards energy infrastructure, the majority of which funded the organic expansion of our US contract compression fleet. We also invested CAD13 million towards the construction of natural gas infrastructure assets, which will be accounted for as a finance lease. Our 2022 CapEx is premised upon the closing of our transaction with Exterran, as disclosed with our transaction announcement, expectations for pro forma 2022 expenditures in US dollars are approximately CAD200 million to CAD220 million for growth CapEx, CAD200 million to CAD225 million for work in progress, and CAD40 million to CAD50 million for maintenance CapEx.

Our near-term focus is on continuing to preserve the strength of our balance sheet, Enerflex has done a great job of maintaining conservative leverage throughout the cycle exiting the quarter with a bank adjusted net debt-to-EBITDA ratio of 1.0 [ph] to 1 [ph], compared to a maximum ratio of 3 to 1. While maintaining substantial undrawn credit capacity and cash on hand. Enerflex’s Board will continue to evaluate dividend payments

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

on a quarterly basis based on the availability of cash flow and anticipated market conditions. Yesterday declaring a dividend of CAD0.025 per share to be paid on April 7, 2022.

This completes the formal component of the webcast. Additional details can be found in our February 23 press release. We will now be happy to take any questions.

Questions And Answers

Operator

(Operator Instructions) Our first question comes from Aaron MacNeil with TD Securities.

Q - Aaron MacNeil {BIO 19667184 <GO>}

Hi, good morning, all. Thanks for taking my questions. I’ve got a couple on the energy transition initiatives. So I guess, first, it seems like you’re getting good traction there. Can you give us any goal posts on materiality. In terms of, what’s in the backlog? Or what outstanding bids might look like?

Second, what’s your range of your typical market share on any given type of project? Like, are you a small portion of the total capital? Or are you a meaningful portion? And finally, it seems like most of the stuff you’re working on in this arena is through more of a capital sale or Engineered Systems type of business model. Is it fair to assume that you wouldn’t entertain owning and operating this type of equipment until the operations or economics of these types of assets to better understood? I know I’ve asked a lot so.

A - Marc Rossiter {BIO 18706427 <GO>}

Yeah, you’ve asked a lot, Aaron. This is Marc. Thanks for asking though. The equipment that we booked in Engineered Systems that we talked about in the prepared remarks, they’re between, say, CAD10 million to CAD30 million worth of Engineered Systems bookings. They’re in the hydrogen space, they’re in the non-fossil fuel space, and RNG space, et cetera.

The big prize is CCUS projects, those will be meaningful projects. We think that a capture plant for a pre-combustion industrial source could be CAD30 million to CAD60 million, maybe more, we know there’s a lot of those sources throughout Canada and the United States. And in the US, the 45Q tax credit does make a lot of those projects profitable. And I think there are several infrastructure developers that we’re working with, in the Midwest of the United States, where we are really looking to build those capture plants.

So to degree that we could close two or three or four of those, that’s definitely material money. And finally, the — I don’t know market share to be honest with you. I know that we’ve got good relationships with the major infrastructure developers in the United States that are looking at CO2 trunk lines and capture systems, it’s very new.

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

But finally, the comment about sales versus ownership. We definitely want to be owners of these assets. I think that our balance sheet isn’t big enough to own every capture plant in the United States, not by a long shot. But there’s definitely situations where our initial thought with the customers at least let us build on and operate this. So that we could generate long-term sustainable returns for our shareholders.

And that being said, people want to own it and operate it themselves. Sometimes these plants will be inside defensive an existing facility, not as easy to get somebody else to own that, they may engage us as a turnkey contractor or an equipment supplier. We’ll essentially do what our customers want, but we’ll be pushing the idea of asset ownership early as much as we can.

Q - Aaron MacNeil {BIO 19667184 <GO>}

Understood. You’ve said in the release that you’ve gained some traction on margins. Understanding that it’s going to take a few quarters before we see it in the results, just hoping you can sort of quantify the magnitude and maybe share your overall views on market tightness. And I guess, I ask in the context of several multinationals announcing intentions to grow Permian production in 2021. Just wondering what you think associated gas demands could be on either Engineered Systems segment bookings or practically —your practical ability to increase utilization of your contract compression fleet beyond.

A - Marc Rossiter {BIO 18706427 <GO>}

Well, we’re closely reaching almost maximum theoretical utilization of the fleet. Collected wisdom on the fleet is, once it gets to over 90%, you’re kind of at max because you need some stuff in reserve for your good clients. But as far as margin traction goes, yeah, we don’t give out numbers, I would say we’ve been improving booking margins from several to a handful of points. So I’m going to be kind of (inaudible)

But definitely, that’s — one of our top priorities for 2022 is making sure that we get the best possible margins that we think we deserve. We think we’re one of the best purveyors of this equipment. We feel that our equipment is the best when it’s in service, and we feel like we should get more margin for that equipment because of the value it generates for our customers. But the competitive dynamics throughout 2021 kept a lid on that, but when we say meaningful traction, it’s several to a handful of points margin that we’ve seen increased just in the last quarter.

Q - Aaron MacNeil {BIO 19667184 <GO>}

Okay, great. That was all from me. I’ll turn it over.

Operator

Our next question comes from Tim Monachello with ATB Capital Markets.

Q - Tim Monachello {BIO 20556341 <GO>}

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

Hey, good morning, everyone. The first question is just around, I guess, what you’re seeing for demand in terms of bookings and bidding activity in the beginning of 2022, are you seeing an uptick that I guess would be consistent with, I guess the optimism around the macro outlook, generally speaking, in North America?

A - Marc Rossiter {BIO 18706427 <GO>}

It’s — the pipeline is good. It’s the best way I can explain it. The geopolitical unrest, uncertainty doesn’t help from that point of view, but the macroeconomic fundamentals in the bigger basins that drive Engineered Systems sales, Permian Basin, Montney, Middle East, and Latin America for us. The fundamentals are all there, the pipelines are good and we’ll see if this — the geopolitical events that are going on today, put a lid on those things are not. It’s something we’ll be watching pretty closely.

Q - Tim Monachello {BIO 20556341 <GO>}

Okay. I guess the occurrence of finance lease structured BOOM contracts is an increase and which makes sense under the IFRS 16 guidelines. As we go forward and you see more renewals, is it likely that most if not all of those renewals will be accounted for as finance leases?

A - Sanjay Bishnoi {BIO 21208811 <GO>}

Yeah, I would say it’s likely, Tim. We’re going to have to evaluate them one by one, but I think it’s likely. It goes to how we underwrite these projects, where we depreciate the balance of the plant over the life of the original contract. So whatever you’re getting a renewal, you’ve got a very low book value on the balance of plant. And so, I think that fact alone makes it likely, but we’re going to have to look at them one by one.

Q - Tim Monachello {BIO 20556341 <GO>}

Okay. Is there any renewals that you know that are coming up in this current year? And can you help us frame just sort of the size of the renewal picture this year?

A - Sanjay Bishnoi {BIO 21208811 <GO>}

Yeah, I think our big renewals are behind us. And so I don’t think that we’re anticipating anything big in the go-forward picture. I think that with the renewals that we’ve made that the BOOM assets that are on the balance sheet are in really good shape in terms of contract tenure, they’re all under really long contracts now.

Q - Tim Monachello {BIO 20556341 <GO>}

Okay. Got it. I guess once the Exterran business rolls and there will be a little bit more renewal activity, I would imagine you’re just giving the contract book in that regard. You guys had a pretty big cash windfall in the quarter related to deferred revenue, which I’m guessing is just milestone payments on some of the projects you have are going to deliver this year. Can you speak a little bit just about, I guess, the duration of those cash flows that are getting pushed forward?

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

A - Sanjay Bishnoi {BIO 21208811 <GO>}

I think Tim, you’re referring to, we had a big uptick on cash on the balance sheet at the end of the quarter. And that was very much related to just the team doing a really good job on collecting cash and being mindful of when we pay our vendors. It was largely a working capital performance by our teams around the world. I don’t think that that is necessarily sustainable, right.

So we saw a large amount of cash come in, we’re not going to be seeing that going forward. I think we’ll probably see that normalize a bit. But that was the underlying driver of the buildup in cash.

Q - Tim Monachello {BIO 20556341 <GO>}

Okay. I saw there was about CAD88 million swing in deferred revenue in the quarter?

A - Marc Rossiter {BIO 18706427 <GO>}

Yeah, it’s predominantly, as industry conditions improve and as our backlog improves, we’ve got a little bit more deferred revenue that’s on the books.

Q - Tim Monachello {BIO 20556341 <GO>}

Okay. I appreciate the details, guys. I will turn it back.

Operator

(Operator Instructions) Our next question comes from Cole Pereira with Stifel.

Q - Cole Pereira {BIO 22180923 <GO>}

Hi, morning everyone. Wanted to start on margins. So, I mean, you gave some good color there. It sounds like we’ve seen a bit of an improvement and you have line of sight couple more basis points. But I’m just kind of wondering, what’s the line of sight in the Engineered Systems business to maybe get back to a more normalized level of, call it, 20% to 30%. I mean, could it happen by year-end? Is it more of a 2023 event? Or is there just too much lack of visibility at this point?

A - Marc Rossiter {BIO 18706427 <GO>}

Cole, your 20% to 30% number, we’re not going to comment on that, that particular thing. Like I said to Tim a few minutes ago, it’s tough to really predict where margins are going, we’re trying to get as much as we possibly can. One of the things that kept the margins low in 2021 was a compression-driven recovery in Engineered Systems. And compression is the segment of Engineered Systems that typically comes with the lowest margins.

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

To the degree that international and gas processing and downstream and petrochemical business formulates a larger portion of the backlog and those projects are all more complicated. And so they’re more complicated, they’re a little bit riskier. So they come with higher margins. So the degree that compression is a little bit deemphasized in the backlog and those other businesses are — take up a bigger portion, you’ll see the margins go higher. We don’t give out numbers where that’s going to be. And when you talk about normal margins, it’s been a few years since we’ve had any stretch of time that I’ll call normal. So it’s so fluid from that point of view. So it’s very difficult for us to provide any public guidance on that front.

Q - Cole Pereira {BIO 22180923 <GO>}

Okay. Fair enough. That’s a good color anyways. So a strong Canadian Engineered Systems of booking number in the quarter, but obviously segment margins do remain a bit challenging there. I’m just wondering, can you add some color on how you see the outlook for that business?

A - Marc Rossiter {BIO 18706427 <GO>}

Canada, look, the outlook is good. The part that’s challenging for us when we think about Canada as a market is that the operators are excellent. Our customers are good at what they do. The regulatory environment is challenging, to say the least. So just when the macroeconomic backdrop opens up with good egress and good fundamental condensate prices and crude oil prices, there are regulatory challenges to getting projects done.

We had projects in the quarter that got put on hold. They were either booked or they’re in the pipeline that got put on hold by the Blueberry First Nations challenges in that area. So just when the market is getting some momentum about putting good infrastructure in the field, everybody has to stop. And that’s not helpful.

And so I wish I had a crystal ball to say that Canada is going to be a big growth area for us, there’s just too much uncertainty. We hope that it is. We feel like we’ve got a very advantaged footprint in Canada. We feel like we’ve got a good position in the market for our core products. Our AMS business, Engineered Systems, and our ability to do turnkey projects, we think lead the pack in a lot of those areas. So the degree that Canadian producers put infrastructure spending in facilities, we hope that will be really beneficial for us.

But again, it’s more of a regulatory concern today than any of the macroeconomic fundamentals. We are really excited about this pilot plant for CCUS we’re doing with a major Canadian producer and that’s an example where people are like, listen, the regulatory is uncertain, but we’re going to go do stuff anyways, because we feel quite certain about what the future of our company looks like. So let’s do a pilot project to do CO2 sequestration post combustion which is a pretty big deal and we’re really excited about doing that pilot with that customer. So I want to highlight that.

But sort of back to regular good old-fashioned gas process and gas compression, increasing production of gas and liquids, Canada has everything they need to do all that. The only thing that it doesn’t have is a real clear regulatory framework both on conventional, development, and decarbonization.

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

Q - Cole Pereira {BIO 22180923 <GO>}

Okay. Got it. That’s helpful. Thanks. And just kind of coming back to your comments on carbon capture. I mean as we think about remaining hurdles, what needs to happen next? Is it more of increased clarity on the regulatory angle? Or is it more so just working out some of the project specifics?

A - Marc Rossiter {BIO 18706427 <GO>}

Well, Canada and the United States, and Rest of World are three completely different conversations. In Canada, anybody doing the carbon capture project today, well, first of all, very few people are spending significant money doing it because there’s no value in carbon. Outside of the Alberta large emitters project, which a lot of our customers don’t fall under, nobody is going to do any projects until there’s a price on carbon for emitters that aren’t part of the tier program.

But people are lining up their toy soldiers to make it work, they’re getting people like us to do studies, they’re trying to figure out the size and the stuff of the CapEx, they’re looking — a lot of people have submitted proposals to Alberta government to secure floor space, which is really the first step. Once they secure floor space then — once there’s a price on carbon that people can bank on then they’ll start doing these projects.

There are a lot of (inaudible) need to tip over before people start sanctioning large industrial projects in Alberta. We’re in the middle of a lot of those and we want to be. We want to be part of the solution. We think it will be good for our customers and our shareholders when more clarity comes around. In the United States, the 45Q tax credit which is currently in law that pays for post-combustion carbon capture with a modest return, but it is enough for infrastructure companies to sanction projects to start building facilities.

So that is where the majority of our real bidding work is happening. We would love to be able to talk about bookings in subsequent quarters for carbon capture facilities in the US, but we’re not predicting any or providing any guidance to that degree today, so 45Q is good. The extra incentives that are in the build-back credit plan would be even better if those come through, Canada has a long way to go.

And we’ve been waiting for a long time from the federal government to come out with low carbon fuel standards and come out with some kind of a tax credit or a reimbursable thing for carbon capture and sequestration. But it’s just — nothing is coming quickly and it’s frustrating for us. And I know a lot of our customers that are already willing and able to start doing these projects.

Q - Cole Pereira {BIO 22180923 <GO>}

Okay, great. I appreciate the color. That’s all for me. I’ll turn it back. Thanks.

Operator

Our next question comes from Michael Robertson with National Bank Financial.

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

Q - Michael Robertson {BIO 21892304 <GO>}

Hey, good morning, all. Appreciate you taking my questions. Just had up a couple of follow-ups here quickly. I’ll start with the energy or, pardon me, the Engineered Systems margins. Good to see the bookings and backlog continuing to trend up, just taking us sort of step back and looking at the broader space, do you see your own and the industry sort of excess capacity getting soaked up? And how do you sort of see that moving forward?

A - Marc Rossiter {BIO 18706427 <GO>}

We do. I mean, we’re busier in our shops in Calgary and Houston than we were a quarter ago, where — we can’t speak for competition. But we believe that they are as well. How that stays for the subsequent quarters is not something we predict or disclose but the macroeconomic fundamentals are positive. And the way that producers talk about developing production in the Permian and the Montney shale [ph] is positive. So we would hope that capacity utilization stays very high going forward and that would lead to better margins for all industry participants.

Q - Cole Pereira {BIO 22180923 <GO>}

Got it. I appreciate that, Mark. Just one more from me. I suspect it’s rather minimal given that you guys sell globally. And it looks like the bulk of the rest of the world segment is focused on LATAM and Middle East. But I was just trying to get an idea of what if any sort of exposure you guys have with sales into Russia and/or Ukraine?

A - Marc Rossiter {BIO 18706427 <GO>}

It would — just to make it clear, it’s not material. We don’t see the Russian invasion of the Ukraine as a material event for Enerflex from a particular sales and revenue streams that we have. It does destabilize the world and one thing that business loves the stability and predictability. So we’re not minimizing the potential impacts of this event. But with respect to the business we do in Russia or Ukraine, it’s minimal and not something that we would have to talk about.

Really, we stopped doing business in Russia after they invaded Ukraine in 2014. And at that point in time, the Canadian and US governments, which is where a lot of our — we have to follow those laws very closely, they pretty much said stop doing business in Russia and we did. And so we’re following the letter of the law and the spirit of the law. And really since 2014, we haven’t spent any real business development efforts trying to grow our businesses in Russia. So nothing really there for us. It’s just we are going to watch very closely any impacts it has on global oil and gas spending.

Q - Michael Robertson {BIO 21892304 <GO>}

Understood. That’s a great color, Marc. Thanks a lot. Appreciate it. And I’ll turn it back.

Company Name: Enerflex Ltd Company Ticker: EFX CN Equity Date: 2022-02-23

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

Operator

And I’m not showing any further questions at this time. I would like to turn the call back to Marc for any closing remarks.

A - Marc Rossiter {BIO 18706427 <GO>}

Thank you, operator. Since there are no further questions, I’d like to once again thank you for joining us on the call. We look forward to giving you our first-quarter results in May.

Operator

Ladies and gentlemen, this does conclude today’s presentation. You may now disconnect and have a wonderful day.

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Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

No Offer or Solicitation

This transcript is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Enerflex and Exterran will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively, and an information circular regarding Exterran. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The information circular will be mailed to Enerflex shareholders. Both the definitive proxy statement/prospectus and information circular will contain important information about the proposed transaction and related matters. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR, AS APPLICABLE, CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, the information circular and other relevant materials in connection with the transaction (when they become available) and any other documents filed by Enerflex with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and with Sedar may be obtained free of charge at the Sedar’s website, at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377.

Participants in the Solicitation

Enerflex, Exterran and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Exterran’s shareholders in connection with the transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s annual information form, which was filed with the Sedar on February 24, 2021. These documents may be obtained free of charge from the Sedar’s website at www.sedar.com and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377. Additional information regarding the interests of all such Exterran directors and officers in the proposed transaction will be included in the proxy statement relating to such transaction when it is filed with the SEC.